350 East Plumeria Drive
San Jose, CA 95134
T 408.907.8000
F 408.907.8097
www.netgear.com

May 30, 2012

VIA EDGAR and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:    Larry Spirgel, Assistant Director
Gregory Dundas, Attorney-Advisor

Re:	NETGEAR, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 000-50350

Ladies and Gentlemen:

On behalf of NETGEAR, Inc. (the “Company”), I am submitting this letter to you in response to your letter of May 25, 2012, which letter set forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K filed by the Company with the Commission on February 29, 2012 and the Proxy Statement filed on April 23, 2012 with the file number set forth above. This letter sets forth the Company's responses to the Staff's comments.

For your convenience, we have restated your comments in italics.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 29

Incentive Compensation, page 32

1.
In correspondence dated July 13, 2010 and August 2, 2010 we issued comments relating to our review of your 2009 Form 10-K, requesting the disclosure of performance targets used in the determination of incentive compensation. Subsequently, in a letter dated August 6, 2010, you indicated that in future filings you would disclose such targets. However, in your current disclosure, while you indicate that targets relating to annual non-GAAP operating income were used to determine amounts awarded in the executive bonus plan, you do not disclose the target or targets. Please amend your Form 10-K to disclose the amount of such targets.

RESPONSE:

We respectfully note that we did disclose the performance targets used in the determination of incentive compensation. Towards the end of the fourth paragraph on page 32, we state with respect to our annual incentive plan, “Based on our 2011 annual non-GAAP operating income of $145,831,000 exceeding the target annual operating income amount of $133,000,000, bonuses were paid in the first quarter of 2012 to Named Executive Officers in recognition for services performed during fiscal year 2011.” In addition, at the top of the first paragraph on page 34, we state with respect to our RSU Substitute Bonus Plan, “Under the RSU Substitute Bonus Plan, each Named Executive Officer was eligible to earn a cash bonus if the Company achieved in 2011 fully-diluted non-GAAP earnings per share of $2.20, subject to certain exclusions . . . The Company achieved the non-GAAP earnings per share amount in 2011, and the Named Executive Officers became eligible to earn their bonus amounts as follows . . .”

Undertakings

In connection with responding to the comments of the Staff, the Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NETGEAR, Inc.

/s/ Andrew W. Kim

Andrew W. Kim
Vice President, Legal and Corporate Development